Exhibit 99.1

SATÉLITES MEXICANOS, S.A. DE C.V. (“Satmex”)

ANNOUNCES SATMEX 5 LIFE EXTENSION AND STATUS OF SATMEX 8 LAUNCH

Mexico City, December 12, 2012 – Satmex is pleased to announce that an extensive three month testing and analysis conducted by COMSAT Technical Services (“CTS”) regarding the remaining lifetime of Satmex 5 has just been completed. Satmex contracted CTS to conduct a detailed Propellant Gauging System (“PGS”) study of Satmex 5 in September 2012. CTS’s PGS methodology is deemed to yield the most accurate results in determining the remaining lifetime of an in-orbit satellite. On December 12, 2012 Satmex finalized the analysis of the results which determined the three-sigma worst case end of station-kept operational lifetime for Satmex 5 is October 5, 2013.

Separately, in reference to the recent International Launch Services (“ILS”) press release on December 9, 2012 regarding the Proton Breeze M anomaly, the launch date for Satmex 8, a C- and Ku- band satellite, is likely to be delayed. Satmex will be participating in the ILS Failure Review Oversight Board (FROB), and is confident that the anomaly will be resolved and return to flight will occur in a timely manner.

Patricio Northland, Chief Executive Officer of Satmex, said, “while the latest Proton Breeze M anomaly is unfortunate for ILS and the satellite industry, we have the utmost respect for ILS and Khrunichev, and are confident that ILS will return to reliable operations in the very near future. Satmex is honored to participate in the FROB, and will work closely with ILS, Khrunichev, and other industry leaders to ensure that corrective actions are well developed and implemented in a reliable manner. Meanwhile, we are very pleased to announce that the worst case projected lifetime of Satmex 5 has been extended into the fourth quarter of 2013, providing adequate time to reach resolution and execute the corrective actions necessary to ensure the reliable launch of Satmex 8 which will then be used to replace Satmex 5.”

Satmex 8 will have 24 C-band transponders, and 40 active Ku-band transponders which represents 19 additional high power Ku-band transponders to the current transponder capacity on Satmex 5. This additional capacity will enable the Company to serve the increasing demand for satellite capacity in Latin America, and will provide growth for the Company until the launch of Satmex 7 in early 2015.

About Satmex

Satélites Mexicanos (“Satmex”) is a significant provider of fixed satellite services (“FSS”) in the Americas, coverage of more than 90% of the population of the region across more than 45 nations and territories. As one of only two privately-managed FSS providers based in Latin America, Satmex (together with its predecessors) has designed, procured, launched and operated three generations of satellites over a 25 year period. Satmex’s current fleet is comprised of three satellites in highly attractive, contiguous orbital slots that enable its customers to effectively serve their entire coverage footprint utilizing a single satellite connection.

For further information, visit www.satmex.com

Contact:

Juan Antonio Gayou Facha, +52 (55) 2629 5808

Claudia Junco Gurza, +52 (55) 2629 5822

Safe Harbor and Forward-Looking Statements

This press release contains forward-looking statements. All forward-looking statements in this news release reflect Satmex’s current analysis of existing facts and information and represent Satmex’s judgment only as of the date of this news release. Actual events or results might differ materially from these statements due to risks and uncertainties. Among other things, Satmex cannot be certain of the amount of expenditures that ultimately will be required to build and launch Satmex 8, the successful completion of the Satmex 8 program or the effect of any such events or matters on Satmex’s customers, financial condition and results of operations. Satmex expressly disclaims any intent or obligation to update these forward-looking statements, except as required by law. For a discussion of certain of the risks, uncertainties and other factors affecting the statements contained in this news release, see the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 and subsequent Periodic Reports on Form 6-K.